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SEC FILE NUMBER
8-47067

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARINER INVESTMENT GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Freeway Ste 400
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve R Davis 713.920.9431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Richardson , Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, ste 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

RMS

OATH OR AFFIRMATION

I, Steve R. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financial Group, INC., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOE F MOORE
My Commission Expires
March 8, 2018
NOTARY PUBLIC

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Investment Group Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12-31-2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Mariner Financial Group, Inc.
9601 Kale Freeway
Houston, TX

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Mariner Financial Group, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Mariner Financial Group, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Mariner Financial Group, Inc. financial statements. Supplemental Information is the responsibility of Mariner Financial Group, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital

Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Mariner Investment Group
Statement of Financial Condition
As of and for the Year-Ended 12-31-2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Cash Accounts	
Frost Bank	12,810.97
Total Cash Accounts	12,810.97
Clearing Accounts	
Pershing Clearing	25,000.00
Total Clearing Accounts	25,000.00
Independent Bank	159,164.46
Total Checking/Savings	196,975.43
Accounts Receivable	
Pershing-Commission Account	844.30
Total Accounts Receivable	844.30
Other Current Assets	
Prepaid Rent	225.50
Total Other Current Assets	225.50
Total Current Assets	198,045.23
Fixed Assets	
Automobile, 2003 Mer.NON ALLOW	0.20
Computer Equipment	518.06
Office Equipment	0.05
Total Fixed Assets	518.31
Other Assets	
Organizational Costs	
Accum Amort - Org Costs	-750.00
Organizational Cost	750.00
Total Organizational Costs	0.00
Total Other Assets	0.00

TOTAL ASSETS	**198,563.54**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accrued Taxes payable	400.00
Total Accounts Payable	400.00
Other Current Liabilities	
Accrued Exp/Comcast/Pitney/	3,948.62
Commission-Payable	853.26
FINRA Fees	1,831.50
Total Other Current Liabilities	6,633.38
Total Current Liabilities	7,033.38
Total Liabilities	7,033.38
Equity	
Capital Conrtibution	5,000.00
Common Stock	
Preferred Stock	5,000.00
Common Stock - Other	7,200.00
Total Common Stock	12,200.00
Opening Bal Equity	-0.01
Retained Earnings	196,497.51
Net Income	-22,167.34
Total Equity	191,530.16
TOTAL LIABILITIES & EQUITY	**198,563.54**

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Operations
As of and for the Year-Ended 12-31-2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
12B-1 income	
12 B-1	1,530.64
American Funds	840.23
Mutual Funds Income	
American Funds	3,506.86
Franklin Fund	281.75
Hartford	629.99
John Hancock	353.46
Mutual Funds Income - Other	2,719.70
Total Mutual Funds Income	7,491.76
12B-1 income - Other	57,015.59
Total 12B-1 income	66,878.22
income	
Securities Commission	
income OTC Stock	41,618.59
Mutual Fund Commission	4,405.00
Total Securities Commission	46,023.59
Total income	46,023.59
Lincoln Annuity	25,000.00
Securities Income	
Inter. and Dividends, Invest	
Tax Free Nuveen	140.44
Total Inter. and Dividends, Invest	140.44
Total Securities Income	140.44
Securities Interest Income	

Interest Independant Bank	569.02
Total Securities Interest Income	569.02
Total Income	138,611.27
Expense	
Consulting Fee	
Contract Labor	1,050.00
John M Harlan	8,439.58
Moore, Joe, Jr	14,000.00
Professional Fees	
Accounting	3,500.00
Cyberdata	19,870.00
Houhang Shirani	16,225.91
Total Professional Fees	39,595.91
Steve R. Davis	0.00
Therese M. Moore	500.00
Total Consulting Fee	63,585.49
Non Payroll Expences	
Bank Service Charges	458.77
Insurance	
Disability Insurance	8,100.00
Fedility Bond	576.00
Liability Insurance	850.31
Total Insurance	9,526.31
Licenses and Permits	25.00
Office Supplies	264.91
Postage and Delivery	100.00
Rent	75,574.86
Taxes	
Franchize Tax	50.00
Local	21.16
Total Taxes	71.16
Telephone	3,261.61
Total Non Payroll Expences	89,282.62
Outside Services Global Relay	420.00
Regulatory, Admin Fees	
FINRA FEES	360.50

NASD Fees	5,780.00
Total Regulatory, Admin Fees	6,140.50
Total Expense	159,428.61
Net Ordinary Income	-20,817.34
Other Income/Expense	
Other Income	
Unrealized Capital Gain/Loss	-1,350.00
Total Other Income	-1,350.00
Net Other Income	-1,350.00
Net Income	**-22,167.34**

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Cash Flows
As of and for the Year-Ended 12-31-2016

OPERATING ACTIVITIES	
Net Income	-22,167.34
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Pershing-Commission Account	5.28
Prepaid Rent	-225.50
FINRA Fees	225.50
Payroll Liabilities	-5.28
Net cash provided by Operating Activities	-22,167.34
INVESTING ACTIVITIES	
Automobile, 2003 Mer.NON ALLOW	31,500.00
Computer Equipment	942.94
Depreceiation Allowance	-46,683.34
Office Equipment	2,562.00
office Furn & Equip	4,116.40
Office Furn P & L	7,562.00
Net cash provided by Investing Activities	0.00
Net cash increase for period	-22,167.34
Cash at beginning of period	219,142.77
Cash at end of period	**196,975.43**

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Statement of Changes in Ownership Equity
As of and for the Year-Ended 12-31-2016

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016	200	5,000	10,000	$ 7,200	10,000	$ 30,000	$ 171,498	$ 213,698
Net Income	-	-	-	-	-	-	(22,167)	(22,167)
Capital Transactions	-	-	-	-	-	-		-
Prior Period Adjustments	-	-	-	-	-	-	(0)	-
Balance at December 31, 2016	$ 200	$ 5,000	$ 10,000	$ 7,200	$ 10,000	$ 30,000	$ 149,331	$ 191,531

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended 12-31-2016

NONE

The accompanying notes are an integral part of these financial statements.

Mariner Investment Group
Notes to Financial Statements
As of and for the Year-Ended 12-31-2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Mariner Financial Group, Inc. a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

SUBSEQUENT EVENT The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2016, or in the procedures followed in making the periodic computation required. At December 31, 2016 the Company had net capital of $192,588 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0217 to 1 at December 31, 2016. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares. (ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – PROPERTY & EQUIPMENT

	Estimated Useful Life		
Automobile	5 years		$31,500.20
Furniture and equipment	3 – 7 years		15,701
Leasehold improvements	7 years		0
			47,201
Less – accumulated depreciation			(46,683)
Total		$	518

NOTE E – ACCRUED LIABILITIES

The Accrued liability is made of estimates of amounts for the federal income taxes and various business expenses.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE G – COMMISSION PAYABLE

The amount, $853.26, is owed to commission agents for sales commissions.

NOTE H – ACCRUED LIABILITES.

The amount, $4,355.08, is owed to various vendors and payroll tax liabilities.

NOTE I – RENT

The Company leases office space. The amount of rent under this arrangement in December 31, 2016 was $75,574.84.

NOTE J – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing

the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Mariner Investment Group
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Computation of Net Capital

Total Stockholder's equity:		$ 193,106
Nonallowable assets:		
Payables	0	
Property and equipment	518	
Total Non Allowable	- 518	
Other Charges	0.00	
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$ 192,588

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 452
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 192,588

Mariner Investment Group
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6775
Percentage of aggregate indebtedness to net capital	3.52%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 192.588
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	192,588
Reconciled Difference	$ (0)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ (-0)
Additions	(-0)
Reductions	(-0)
Balance of such claims at December 31, 2016	$ (- 0)

Mariner
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2016, the Company had net capital of $186.658 which was $181,658 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.26%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEARule17a-5(e)(4)requiresaregisteredbroker-dealer to file a supplementa report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEARule17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Mariner
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(ii)(B)(2)

Mariner
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(ii)(B)(2)



MARINER INVESTMENT GROUP
Investment Banking • Stocks • Bonds

February 16. 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson:

Mariner Investment Group claims the (k)(2)(ii) Exemption under Rule 15c3-3:and Mariner Investment Group has met the identified exemption provisions in § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

For the period of January 1. 2016 through December 31, 2016, Mariner Investment Group, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Mariner Investment Group's past business has been of similar nature and has complied with this exemption since its inception. in 1993.

Weldon James Ecford, the president of Mariner Investment Group has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Weldon James Ecford has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Mariner Investment Group's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713)920-9431.

Very truly yours,

Mariner Investment Group..

Steven R. Davis
Chief Financial Officer

Member FINRA, SIPC

Katy Freeway, Suite • Houston, Texas • 920-9431

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Mariner Investment Group
9601 Katy Freeway
Houston, TX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Mariner Investment Group. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mariner Investment Group. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Mariner Investment Group. stated that Mariner Investment Group. met the identified exemption provisions throughout the most recent fiscal year without exception. Mariner Investment Group's management is responsible for compliance with the exemption provisions and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Investment Group's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Mariner Investment Group
720 Fifth Avenue
10th Floor
New York, NY 10019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Mariner Investment Group . and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Mariner Investment Group Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Mariner Investment Group 's management is responsible for Mariner Investment Group compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Mariner Investment Group had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017

20

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016